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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Vical Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

925602104

(CUSIP Number)

June 10, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 925602104

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) AnGes MG, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,171,088
6. Shared Voting Power None
7. Sole Dispositive Power 2,171,088
8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,088
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 5 pages

INSTRUCTIONS FOR SCHEDULE 13G

Item 1.

(a)	Name of Issuer: Vical Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

10390 Pacific Center Court, San Diego, CA 92121

Item 2.

(a)	Name of Person Filing: AnGes MG, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

7-7-15 Saito-Asagi, Ibaraki, Osaka, 567-0085 Japan

(c)	Citizenship: Not Applicable

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 925602104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,171,088

(b)	Percent of Class: 5.4% of the outstanding shares of Common Stock

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,171,088

(ii)	Shared power to vote or to direct the vote None

(iii)	Sole power to dispose or to direct the disposition of 2,171,088

(iv)	Shared power to dispose or to direct the disposition of None

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction: Dissolution of a group requires a response to this item.

Page 3 of 5 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2008
Date

/s/ Ei Yamada/President and CEO
Signature

Ei Yamada/President and CEO
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages